October 25, 2024

Maggie Yuen
Chief Financial Officer
Penumbra, Inc.
One Penumbra Place
Alameda, CA 94502

        Re: Penumbra, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            Form 8-K filed July 30, 2024
            Response Dated September 17, 2024
            File No. 001-37557
Dear Maggie Yuen:

        We have reviewed your September 17, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K filed July 30, 2024
Exhibit 99.1, page 1

1.     We have reviewed your response to comment 3 and note your views regarding
       inventory write-downs related to Immersive Healthcare ("IH") Asset
Group.
       Inventory write-downs directly resulted from the Company   s assessment
that it was
       more likely than not that it would sell or dispose of the IH business do not appear to be outside the normal course of operations. Please refer to Question
100.01 of Non-
        GAAP Compliance & Disclosure Interpretations. In future filings, please discontinue making this adjustment to your non-GAAP measures.
 October 25, 2024
Page 2

       Please contact Christie Wong at 202-551-3684 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services